UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRANT UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52156

SOUTH AMERICAN GOLD CORPORATION

235 Peachtree Street NE, Suite 400, Atlanta, GA 30303

(Address of Principal Executive Offices)

(404) 856-9157

(Telephone number, including area code)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)1  ☒                                                                Rule 12h-3(b)(1)(I)   ☐
Rule 12g-4(a)2  ☐                                                                 Rule 12h-3(b)(1)(ii)   ☐
Rule 15d-6         ☐

Approximate number of holders of record as of the certification or notice date: 18

Pursuant to the requirements of the Securities Exchange Act of 1934 South American Gold Co. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 24, 2014	By:	/s/ David Kugelman
David Kugelman, President & CEO

Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel, or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.